August 15, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Webb

Re:	Staktek Holdings, Inc.

Form 10-K for the year ended December 31, 2005

Form 10-Q for the quarterly period ended March 31, 2006

File No. 0-50553

Dear Mr. Webb:

I am writing in response to your letter dated July 3, 2006 regarding the subject matter set forth above. I have numbered my responses to correspond to the numbers in your letter.

Form 10-K for the year ended December 31, 2005

Quarterly Results of Operations, page 40

SEC Comment:

1.	Please revise future filings to disclose the quarterly effect of any significant transactions, including the effect of any disposals transactions, and extraordinary, unusual or infrequently occurring items. Refer to Item 302(A)(3) of Regulation S-K.

Staktek Reply:

In future filings, we will disclose the quarterly effect of any significant transactions, including the effect of any disposals transactions, and extraordinary, unusual or infrequently occurring items.

Report of Independent Registered Public Accounting Firm, page 46

SEC Comment:

2.	We see that your independent registered public accounting firm did not sign their report. Please file an amendment to your Form 10-K for the year ended December 31, 2005 that includes a signed report from your independent registered public accounting firm.

Staktek Reply:

We plan to amend our Form 10-K on July 18, 2006 to include a signed report by Ernst & Young.

Form 10-Q for the quarterly period ended March 31, 2006

Consolidated Condensed Statement of Operations, page 4

SEC Comment:

3.	Please revise future filings to remove the stock-based compensation subtotal from the table included as a footnote on the face of your statements of income. Otherwise, as indicated in SAB Topic 14-F, please revise the statement to present the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

Staktek Reply:

In future filings, we will remove the stock-based compensation subtotal from the table included as a footnote on the face of our statements of income.

In addition, as requested, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact me at 512/454-9531, ext 222, or Stephanie Lucie, Staktek’s General Counsel, at 512/454-9531, ext. 228.

Sincerely,

/s/ W. Kirk Patterson
W. Kirk Patterson
SVP and Chief Financial Officer